VIA EDGAR

October 1, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re: Bridgetown Holdings Limited

Registration Statement on Form S-1

Filed September 23, 2020

File No. 333-249000

Dear Ms. Howell:

Bridgetown Holdings Limited., (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 30, 2020, regarding Registration Statement on Form S-1 submitted September 23, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s response.

Form S-1

General

1.	We note your disclosure that certain affiliates of the sponsor have indicated an interest to purchase approximately 40% of common stock in the offering. We also note the disclosure in the risk factor on page 40 that such investors may purchase more than the amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing stockholders, please disclose whether there is a ceiling on the amount that may be purchased by existing stockholders and quantify any ceiling. If not, please disclose the potential material impact on the public investors.

We respectfully inform the Staff that the amount subject to the indications of interest will not exceed $200,000,000 of units.

We further inform the Staff that in the next amendment to the Registration Statement we will conform the disclosure throughout the Registration Statement to indicate the above, and we will revise the indicated risk factor to remove references which might indicate a higher amount than that indicated above. It will read as follows:

“Potential participation in this offering by affiliates of our sponsor could reduce the public float for our securities.

Entities affiliated with our sponsor have indicated an interest in purchasing an aggregate of up to $200,000,000 of our units in this offering at the initial public offering price. These indications of interest are not binding agreements or commitments to purchase. As a result, such parties could determine to purchase less or no units in this offering, or the underwriters could determine to sell less or no units to them. If affiliates of our sponsor are allocated all or a portion of the units in which they have indicated an interest in this offering, and they purchase any such units, such purchase or purchases could reduce the available public float for our securities if such parties hold these securities long-term.”

*         *         *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Bridgetown Holdings Limited

By:	/s/ Daniel Wong
Name:	Daniel Wong
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP